C21 Announces Divestment of Select Assets in Oregon

Binding agreement of $2 million for real estate and associated licenses

VANCOUVER, January 19, 2022 - C21 Investments Inc. (CSE: CXXI and OTCQX: CXXIF) ("C21" or the "Company"), a vertically integrated cannabis company, today announces the divestment of a number of non-core assets in Oregon. All currency is in U.S. dollars unless otherwise noted.

C21 has signed a binding agreement for the sale of select assets, including its real property located in Southern Oregon and associated outdoor production licenses and equipment, for $2.0 million. This property was acquired by the Company for $1.3 million, paid in C21 shares at a deemed price of C$0.804 (see news release dated February 19, 2020).

CEO and President, Sonny Newman - "The decision to divest of a number of non-core assets in Oregon is consistent with our strategy of focusing our operations in limited-licensed states. This move will strengthen C21's margins and bottom line, with minimal impact on revenues. Given the increased flower output we have seen from expanding our cultivation facility in Nevada, future growth should more than compensate for any possible reduction in Oregon sales and, more importantly, at significantly better margins."

C21 has received a $100,000 cash down payment with an additional $400,000 to be paid upon the buyer's receipt of the Oregon Liquor and Cannabis Commission's approval of the license transfer and closing.  The Company will receive interest-only monthly installments starting in July 2022 at an annual interest rate of 8%, including annual principal payments of $100,000, on a $1.5 million secured promissory note maturing on the fifth anniversary of the agreement.

The Company is working to finalize the sale of its Tier II indoor cultivation license and real property in Clackamas County, Oregon, currently under third-party operation.

C21's remaining Oregon assets, including its inventory and licenses, have been consolidated into its Central Oregon operations, which consist of a Tier I indoor cultivation facility, a processing facility, and a wholesale distribution facility. The Company retains the Phantom Farms, Hood Oil, and Eco Firma Farms brands.

For further inquiries, please contact:

Investor contact:	Company contact:

Investor Relations info@cxxi.ca +1 833 289-2994	Michael Kidd Chief Financial Officer and Director Michael.Kidd@cxxi.ca

About C21 Investments Inc.

C21 Investments is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company is focused on value creation through the disciplined acquisition and integration of core retail, manufacturing, and distribution assets in strategic markets, leveraging industry-leading retail revenues with high-growth potential multi-market branded consumer packaged goods. The Company owns Silver State Relief and Silver State Cultivation in Nevada, and Phantom Farms and Eco Firma Farms in Oregon. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. Based in Vancouver, Canada, additional information on C21 Investments can be found at www.sedar.com and www.cxxi.ca.

Cautionary Statement:

Certain statements contained in this news release may constitute forward-looking statements within the meaning of applicable securities legislation. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Forward looking statements in this news release include the Company's positioning in the United States cannabis industry, the closing and completion of the Company's non-core asset sales in Oregon, the Company's improved margins and bottom line due to partial Oregon divestment, the performance of the Company's Nevada cultivation and sales, the Company's successful growth due to further Nevada investment, the performance of the Company's brands, including Phantom Farms and Hood Oil, the continued demand for the Company's cannabis products, and the nature and extent of the impact of the COVID-19 pandemic.

The forward-looking statements contained in this news release are based on certain key expectations and assumptions made by the Company. Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, the consequences of not restructuring its secured debt, the ability to service its debt, if restructured, risks and uncertainties arising from the impact of the COVID-19 pandemic on the Company's operations, and other factors, many of which are beyond the control of the Company.

The forward-looking statements contained in this news release represent the Company's expectations as of the date hereof, and are subject to change after such date. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.